UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a) *

UCLOUDLINK GROUP INC.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

90354D104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons AI Global Investment SPC(*)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 35,004,220(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 35,004,220(*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 35,004,220(*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 21.9%(*)(**)
12.	Type of reporting person (see instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

1	Names of reporting persons Haitong International Asset Management (HK) Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 35,004,220(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 35,004,220(*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 35,004,220(*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 21.9%(*)(**)
12.	Type of reporting person (see instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

1	Names of reporting persons Yang Jianxin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 35,004,220(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 35,004,220(*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 35,004,220(*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 21.9%(*)(**)
12.	Type of reporting person (see instructions) IN

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

Item 1(a).	Name of Issuer:

The name of the issuer is UCloudlink Group Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Room 2119, 21/F, One Pacific Centre, 414 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong.

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by AI Global Investment SPC (acting on behalf of and for the account of: (i) Haitong Momentum Investment Fund I S.P. and (ii) Haitong-Harvest Global Technology Fund S.P.), Haitong International Asset Management (HK) Limited and Yang Jianxin, who are collectively referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

AI Global Investment SPC

Harneys Services (Cayman) Limited,

4th Floor, Harbour Place,

103 South Church Street, PO Box 10240,

Grand Cayman KY1-1002,

Cayman Islands

Haitong International Asset Management (HK) Limited

22/F, Li Po Chun Chambers

189 Des Voeux Road Central

Hong Kong

Yang Jianxin, a citizen of Hong Kong

22/F, Li Po Chun Chambers

189 Des Voeux Road Central

Hong Kong

Item 2(c).	Citizenship:

See Item 2(b)

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares

Item 2(e).	CUSIP Number:

90354D104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

1. AI Global Investment SPC

(a) Amount beneficially owned: 35,004,220(1)(2)(3)

(b) Percent of class: 21.9%(1)(2)(3)(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 35,004,220(1)(2)(3)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 35,004,220(1)(2)(3)

2. Haitong International Asset Management (HK) Limited

(a) Amount beneficially owned: 35,004,220(1)(2)(3)

(b) Percent of class: 21.9%(1)(2)(3)(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 35,004,220(1)(2)(3)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 35,004,220(1)(2)(3)

3. Yang Jianxin

(a) Amount beneficially owned: 35,004,220(1)(2)(3)

(b) Percent of class: 21.9%(1)(2)(3)(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 35,004,220(1)(2)(3)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 35,004,220(1)(2)(3)

FOOTNOTES

(1)	AI Global Investment SPC, a Cayman Islands exempted segregated portfolio company with limited liability (“AI Global”), is the record holder of: (i) 27,758,780 Class A Ordinary Shares (the “Fund 1 Shares”) acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.; and (ii) 7,245,440 Class A Ordinary Shares (and together with the Fund 1 Shares, the “Shares”) acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.
(2)	Haitong International Asset Management (HK) Limited (the “Investment Manager”) serves as the investment manager to AI Global with respect to the Shares, and in such capacity, the Investment Manager possesses voting control and the power to direct the disposition of the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, the Investment Manager may be deemed to beneficially own the Shares. The Investment Manager disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein, if any.
(3)	Yang Jianxin is the Chief Investment Officer and Managing Director of the Investment Manager and, in such capacity, Yang Jianxin exercises voting control over the Investment Manager with respect to its role as investment manager to AI Global with respect to the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, Yang Jianxin may be deemed to beneficially own the Shares. Yang Jianxin disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein, if any.
(4)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, or any of their subsidiaries or affiliates, is or are the beneficial owners of the Shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ¨.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2021	AI GLOBAL INVESTMENT SPC Acting on behalf of and for the account of Haitong Momentum Investment Fund I S.P.

	By:	/s/ Ms. Yi Xie
Ms. Yi Xie Director

February 8, 2021	AI GLOBAL INVESTMENT SPC Acting on behalf of and for the account of Haitong-Harvest Global Technology Fund S.P.

	By:	/s/ Ms. Yi Xie
Ms. Yi Xie Director

February 8, 2021	Haitong International Asset Management (HK) Limited

	By:	/s/ Yang Jianxin
Yang Jianxin
Director and Chief Investment Officer

February 8, 2021	/s/ Yang Jianxin
YANG JIANXIN

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares, par value US$0.00005 per share, of UCloudlink Group Inc., and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 8th day of February, 2021.

AI GLOBAL INVESTMENT SPC Acting on behalf of and for the account of Haitong Momentum Investment Fund I S.P.

By:	/s/ Ms. Yi Xie
Ms. Yi Xie Director

AI GLOBAL INVESTMENT SPC Acting on behalf of and for the account of Haitong-Harvest Global Technology Fund S.P.

By:	/s/ Ms. Yi Xie
Ms. Yi Xie Director

Haitong International Asset Management (HK) Limited

By:	/s/ Yang Jianxin
Yang Jianxin
Director and Chief Investment Officer

/s/ Yang Jianxin
YANG JIANXIN